ROPES & GRAY LLP
PRUDENTIAL TOWER
800 BOYLSTON STREET
BOSTON, MA 02199-3600
WWW.ROPESGRAY.COM

FOIA Confidential Treatment Request

The entity requesting confidential treatment is

The Habit Restaurants, Inc.

17320 Red Hill Avenue

Irvine, CA 92614

Attn: Russ Bendel, Chief Executive Officer

Confidential Treatment Request: HABT-11-14

November 5, 2014

VIA EDGAR AND HAND DELIVERED

Justin Dobbie

Tonya Aldave

Lyn Shenk

Steve Kim

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	The Habit Restaurants, Inc.

Registration Statement on Form S-1

Filed October 16, 2014 and amended on October 27, 2014 and November 5, 2014

File No. 333-199394

Ladies and Gentlemen:

As a follow up to our recent discussion in which we apprised you of our anticipated price range, this letter is being supplementally furnished on behalf of The Habit Restaurants, Inc., a Delaware corporation (the “Company”), with respect to the Company’s Form S-1 (File No. 333-199394) that was filed with the Securities and Exchange Commission (the “Commission”) on October 16, 2014, as amended by Amendment No. 1 to the Registration Statement filed with the Commission on October 27, 2014, and as further amended by Amendment No. 2 to the Registration Statement filed with the Commission on November 5, 2014 (as so amended, the “Registration Statement”).

The Company respectfully requests confidential treatment for the bracketed and underlined information in this letter pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. §200.83, and that the Commission provide timely notice to Russ Bendel, The Habit Restaurants, Inc., 17320 Red Hill Avenue, Irvine, CA 92614, before it permits disclosure of such information.

Confidential Treatment Requested By The Habit Restaurants, Inc.

Securities and Exchange Commission	- 2 -	November 5, 2014

As noted above, the Company has previously advised the staff of the Commission’s Division of Corporate Finance (the “Staff”) that it currently estimates a price range of $[XX.XX] to $[XX.XX] per share for the offering of the Company’s Class A Common Stock, $0.01 par value per share (“Common Stock”). In arriving at this preliminary estimate, the Company and the underwriters considered several factors, including: the Company’s history and prospects and those of the industry in which the Company competes; the current general condition of the securities markets; the recent market prices of the common stock of generally comparable companies; and preliminary discussions with the underwriters regarding potential valuations of the Company as a public company.

To further assist the Staff in its review of the Registration Statement, the Company will supplementally provide the staff with an exhibit containing certain portions of the Registration Statement, revised to give effect to the sale of [XXXXXXXX] shares of Common Stock by the Company based on an assumed offering price of $[XX.XX] per share of Common Stock, which equals the mid-point of the foregoing preliminary price range. The actual price range to be included in a subsequent amendment to the Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control. Nevertheless, the Company believes that the foregoing preliminary price range will not be subject to significant change.

*        *        *

If you have any questions or comments about this letter or need any further information, please call the undersigned at (212) 841-0623.

Very truly yours,

/s/ Carl Marcellino

Carl Marcellino

cc:	Ira Fils, Chief Financial Officer, The Habit Restaurants, Inc.
Michael Flynn, Gibson Dunn & Crutcher, LLP